BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

February 9, 2007

Item 3	Press Release

Date of Issuance: February 9, 2007
Place of Issuance: Vancouver, British Columbia

The news release was distributed through Market News and Stockwatch.

Item 4	Summary of Material Change

The Company announced results from Phase 2 drilling at New Pass, Nevada.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 9th day of February 2007.

“Megan Cameron-Jones“
Signature

Megan Cameron-Jones
Name

Director and Corporate Secretary
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

Gold Footprint Expands at New Pass, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
February 9, 2007

White Knight Resources Ltd. (the “Company”) has been advised by its joint venture partner, Bonaventure Enterprises Inc. (TSX-V: BVT), that assay results have been received for the first 5 drill holes of its planned 30-hole Phase 2 program at the New Pass project, Nevada. A total of 2,300 feet of reverse circulation drilling has been conducted.

Phase 2 drilling is testing additional potential to the north, east and west of the current resource and the large gap between the northern and southern parts of the resource. It is notable that 4 of the 5 holes drilled have 85 to 115 feet aggregate thicknesses of +0.01 oz/ton gold. Complete drilling results using 10 feet of 0.010 oz/ton gold as a cut off are shown in the table below.

SECTION (Feet)	HOLE #	Azimuth (Degrees)	Dip (Degrees)	Total Depth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Values (oz/ton)	Silver Values (oz/ton)
3300N	NP-0605	70	-45	600	275	360	85	0.038	0.10
3400N	NP-0604	70	-45	200	45	55	10	0.026	0.04
	NP-0607	70	-45	650	355	379	15	0.013	0.02
					530	605	75	0.029	0.99
3500N	NP-0601	70	-45	400	60	115	55	0.012	0.06
					255	275	20	0.016	<0.01
					295	315	20	0.024	0.05
					320	340	20	0.013	0.07
	NP-0602	70	-90	450	110	120	10	0.013	0.05
					180	190	10	0.016	0.12
					295	330	35	0.016	0.04
					365	385	20	0.017	0.09
					395	415	20	0.012	0.30

Note: Intervals are true thickness, except -90o holes which are 85% true thickness, gold and silver values are in troy ounces per short ton (oz/ton)

Drill holes NP-0601 and 0602 were drilled at the northern end of the drill grid, 200 to 300 feet west of NP-0502, which contained +0.01 oz/ton gold values in the volcanic tuff above the main limestone-hosted mineralized zone. Both holes had gold intercepts in the volcanics as well as the limestone below. More holes are planned further north, where thicker tuff units occur.

Drill hole NP-0604 was drilled 200 feet east of the resource and NP-0605 was drilled 200 feet west of the nearest hole on the west side of the resource. Finally, drill hole NP-0607 was drilled 500 feet west of the resource to test the down-dip extension of the resource. As shown above, drill hole NP-0607 intersected two zones including 75 feet averaging 0.029 oz/ton gold. Additional drilling is planned to the north and south.

Converted to metric values, drill hole NP-0607 intersected 0.99 grams gold, 33.9 grams silver per metric ton (tonne) over 22.9 meters. Drill hole NP-0605 intersected 1.30 grams gold per tonne over 25.9 meters.

Drilling has been suspended due to winter conditions and is expected to resume as weather permits. The limited drilling to date has been highly successful in demonstrating the exploration potential for the project. A sizable drill campaign is warranted for a project of this quality.

In April of 2006 Bonaventure’s independent consultant completed a resource study as part of a new 43-101 study of New Pass. This study lists an “Inferred Mineral Resource” of 11,500,000 short tons averaging 0.0226 oz/ton gold and 0.2214 oz/ton silver. This equals 259,000 ounces of gold and 2,546,000 ounces of silver.

Bonaventure has in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice. ALS Chemex Labs of Reno, Nevada is responsible for all of Bonaventure’s assaying.

Qualified Person - These results have been prepared under the guidance of geologist Richard Kern, Vice-President Exploration of Bonaventure, who is designated as the Qualified Person with the ability and authority to verify the authenticity and validity of this data.

About White Knight Resources Ltd. – White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), fifteen of which are located in the Cortez Trend. To date, 36.9 million ounces of gold has been confirmed by the Cortez Joint Venture on a short segment of their portion of the trend. As the Cortez goldfield continues to evolve, more gold deposits are likely to be discovered. White Knight is ideally located to participate in those potential discoveries. Bonaventure can earn an initial 50% interest in the New Pass project from the Company by paying US$500,000, issuing 500,000 shares and spending US$2,000,000 in exploration expenditures by 2008.

On behalf of the Board of Directors,

“John M. Leask”
John M. Leask, P. Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact the office at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Statements or information regarding objectives of the board of directors are forward-looking statements. The words “intends” and “expects” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of White Knight, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Except as required by law, White Knight expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.